United States
Securities and Exchange Commission
Washington, D.C.  20549

Form 12b-25

SEC File No. 000-50526
CUSIP No. 02565P 107

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K; ☐  Form 20-F; ☐  Form 11-K;  ☒  Form 10-Q; ☐ Form N-SAR
                    ☐ Form N-CSAR

For Period Ended: March 31, 2008

☐	Transition report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

American Enterprise Development Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

2544 Tarpley Rd., Suite 104, Carrollton, Texas 75006
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day after the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of recent activities and complications encountered by the Company in coordinating the schedules of the various parties who contribute to the filing of the Company's Quarterly Report on Form 10-QSB regarding the quarter ended March 31, 2008 (the "Form 10-QSB"), the Company was late in finalizing its documentation and, therefore, the Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Carey Kent Williams                 972.418.0225
(Name)                         (Area Code) (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s).

☐Yes ☒ No

The Company’s Form 10-KSB for the fiscal year ended December 31, 2007 has not yet been filed by the Company.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the difference in the results of operations cannot be made at this time because the Company has not yet completed its review of its results of operations for the three months ended March 31, 2008.

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AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2008	By: /s/ Carey Kent Williams
Carey Kent Williams, President and Chief Executive Officer